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                           March 13, 2024

       Laura F. Clark
       President & CEO
       Eagle Bancorp Montana, Inc.
       1400 Prospect Avenue
       Helena, MT 59601

                                                        Re: Eagle Bancorp
Montana, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2024
                                                            File No. 333-277719

       Dear Laura F. Clark:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance